Varex Imaging Corporation 1678 South Pioneer Road Salt Lake City, UT 84104 - USA www.vareximaging.com
April 24, 2025

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F. Street, N.D.
Washington, D.C. 20549-9303
Attention:    Ms. Stephany Yang
        Mr. Andrew Blume

Re:    Varex Imaging Corporation
Form 10-K for the Fiscal Year Ended September 27, 2024
Filed November 19, 2024
Form 8-K Furnished November 19, 2024
File No. 001-37860

Dear Ms. Yang and Mr. Blume:
    On behalf of Varex Imaging Corporation (the “Company”), I am responding to the comment letter from the Staff dated March 27, 2025, regarding our Annual Report on Form 10-K for the fiscal year ended September 27, 2024 (the “Form 10-K”) filed with the Securities and Exchange Commission (the “Commission”) on November 19, 2024 and the Current Report on Form 8-K furnished to the Commission on November 19, 2024 (the “Form 8-K”). The Commission’s comments are reproduced below in bold and italics, followed in each case by the Company’s response.
Form 8-K Furnished November 19, 2024
Exhibit 99.1
1.We note your non-GAAP measures include an adjustment for “other non-operational costs.” Please tell us the amount and nature of each material component of this adjustment in fiscal year 2024 and how you determined that they were not normal and recurring operating expenses necessary to operate your business. Specifically address the propriety of adjusting for inventory write-downs of discontinued products. See Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please present a separate line item for any individual amounts that are material in future filings.

April 24, 2025

Response:
The Company respectfully acknowledges the Staff’s comment. For fiscal year 2024, “Other non-operational costs” included two material components: Non-ordinary course litigation expense totaling $5.38 million, and Restructuring (Reduction in Force) totaling $2.55 million.
Non-ordinary course litigation expense includes only non-ordinary course litigation matters such as certain intellectual property disputes and joint venture litigation and excludes litigation matters that are part of the ordinary course of the Company’s business, such as product liability claims, employment related matters and commercial contract disputes. The Company considers these types of litigation matters to be non-ordinary course because they occur infrequently and are unique in their complexity. In determining whether the expenses relating to intellectual property disputes constitute expenses that are outside the ordinary course of business, the Company considered the following factors: (1) while the expenses have been incurred over a period of time, the expenses relate to a single matter, the first intellectual property dispute that the Company had received since its separation from Varian Medical Systems, Inc. in 2017, (2) the dispute related to the defense of a claim by a non-practicing entity whose business model is to litigate patent claims for damages, and not ordinary course claims that relate to the practice of technology, and (3) the excluded expenses do not include other intellectual property dispute matters that the Company considers to be recurring, such as recurring fees or litigation costs associated with trademark enforcement. In determining whether the litigation expenses relating to joint ventures constitute expenses that are outside the ordinary course of business, the Company considered the following factors: (1) while the expenses have been incurred over a period of time, the expenses relate to claims involving only two of the Company’s joint ventures, and were the first of their kind for the Company, (2) the excluded expenses relate to complex litigation spanning a number of claims that have been made in state, federal, and international courts, and so are not considered to be in the ordinary course of business due to the scope of the litigation, as well as complexity of the cases, and (3) the excluded expenses do not include other legal expenses that are incurred relative to the joint ventures, such as expenses relating to corporate governance, employment, and general operating advice.
The restructuring charges included in “Other non-operational costs” are related to reduction in force costs. The restructuring line item in the earnings release for fiscal year 2024 of $0.3 million relates to costs incurred due to the Company closing operations of a facility in the United States and relocating equipment and personnel to one of our manufacturing locations in Asia. In determining whether the restructuring charges were outside the ordinary course of business, the Company considered that while the Company periodically reviews the adequacy and appropriateness of its facilities, the Company does not frequently determine that a facility should be closed and relocated. Please note that the Company has specifically reported the facility closure and relocation restructuring costs and the reduction in force costs in separate line items for comparative and consistent reporting.
The total expense related to write-downs of discontinued products was immaterial at approximately $80,000. In determining whether the write-down of discontinued products was an infrequent, unusual activity, the Company considered that the discontinuation related to one

April 24, 2025

collimator product line and that the Company does not regularly discontinue significant product lines and considers this to be an infrequent, unusual activity. As a result, when the Company determined to discontinue its Collimator product line, the Company recorded the associated $80,000 excess and obsolescence reserve as a non-GAAP expense for the purpose of reporting Adjusted EBITDA.
The Company will present a separate line item for any individual adjustments that are material in future filings.
Form 10-K for the Fiscal Year Ended September 27, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Comparison of Results of Operations for Fiscal Years 2024 and 2023, page 31
2.Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each factor contributed to the overall change in that line item, including any offsetting factors. In addition, where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. We note your disclosures that the changes in segment revenues, revenues by region, and segment gross profit from fiscal year 2023 to fiscal year 2024 were due to lower sales in your China business and changes in sales of various products. To the extent possible, quantify the impact of each contributing factor in dollars and/or percentage, expand on the reasons driving these changes, and provide greater transparency into the material components and potential variability of your revenues and gross profit.
Response:
The Company respectfully acknowledges the Staff’s comment. The Company confirms that in future filings where the Company describes two or more material business reasons that contribute to a material change in a financial statement line item between periods, it will quantify, where possible, the extent to which each factor contributed to the overall change in the financial statement line item, including any offsetting factors, as suggested by the Staff. The Company also confirms that if it identifies intermediate causes of changes in its operating results, in future filings, it will also describe the reasons underlying the intermediate causes. The following are illustrative examples of what the additional disclosure requested by the Staff for changes in segment revenues and revenues by region could look like in future annual reports on Form 10-K and quarterly reports on Form 10-Q using the Company’s results for the fiscal year ended September 27, 2024.

April 24, 2025

Segment Revenues Example
Medical revenues decreased $91.6 million in fiscal year 2024 compared to 2023 primarily due to decreased sales of $43.2 million in fluoroscopy, oncology, and dental applications excluding China, and $28.9 million of lower sales in our China business.
Industrial revenues increased $9.2 million due to increased sales of security inspection products of $26.0 million and industrial tubes of $3.9 million. This increase was partially offset by lower sales of industrial detectors of $22.8 million.
Revenues by Region Example
The Americas revenues decreased $15.3 million in fiscal year 2024 compared to 2023 primarily due to decreased digital detectors sales of $26.0 million offset by an increase in tubes sales of $12.8 million. EMEA revenues decreased $10.4 million primarily due to decreased digital detectors sales of $41.0 million, partially offset by increased security inspection products sales of $28.0 million. APAC revenues decreased $56.7 million primarily due to decreased X-ray tubes sales of $41.0 million and decreased digital detectors sales of $14.0 million.
Liquidity and Capital Resources
Cash Flows, page 34
3.Please provide a more informative analysis and discussion of changes in operating, investing and financing cash flows for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also provide an analysis of any known trends and uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in your liquidity. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release No. 33-8350.
Response:
The Company respectfully acknowledges the Staff’s comment. The Company confirms that in future filings it will provide additional analysis of the material quantitative and qualitative changes in operating, investing, and financing cash flows for each period presented, explaining the underlying reasons and implications of material changes between periods. To the extent applicable, the Company will also provide investors with an understanding of trends and variability in cash flows, as well as an analysis of any known trends and uncertainties that will result in or are reasonably likely to result in a material increase or decrease in the Company’s liquidity.
The following are illustrative examples of what the disclosures could look like in future annual reports on Form 10-K and quarterly reports on Form 10-Q using the Company’s cash flow results for the fiscal year ended September 27, 2024.

April 24, 2025

Net cash provided by operating activities. Cash provided by operating activities for fiscal year 2024 was $47.3 million compared to $108.4 million for fiscal year 2023. Net cash provided by operating activities decreased $61.1 million for the fiscal year ended September 27, 2024 compared to the fiscal year ended September 29, 2023. Significant changes in operating assets and liabilities affecting cash flows during these years included:
•Net loss was $47.2 million for the year ended September 27, 2024 compared to net income of $48.7 million for the year ended September 29, 2023, due primarily to lower sales of $82.4 million in fiscal year 2023 compared to fiscal year 2024 and $11.6 million of higher operating expenses in fiscal year 2024 compared to fiscal year 2023.

•Non-cash increase of $37.0 million in deferred tax assets due to the addition of the valuation allowance in fiscal year 2024 compared to non-cash decrease of $39.5 million in deferred tax assets due to the release of the valuation allowance in fiscal year 2023.

•Non-cash decrease of $16.0 million for impairment of equity method investment from fiscal year 2023 compared to fiscal year 2024 due to one-time impairment charge in fiscal year 2023.

•Cash provided by inventories was $13.6 million lower in fiscal year ended September 27, 2024, compared to fiscal year ended September 29, 2023, respectively due primarily to lower sales in 2024 and inventory turns decreasing year over year.

•Cash used for accrued expenses and other long term-liabilities increased by $8.1 million due to tax related payments and the timing of certain payroll costs.
Net cash used in investing activities. Cash used in investing activities was $27.5 million and $44.9 million for the fiscal years 2024 and 2023, respectively. Net cash used in investing activities decreased $17.4 million for the fiscal year ended September 27, 2024, compared to the fiscal year ended September 29, 2023. The decrease in cash used in investing activities was primarily due to the implementation of an investment strategy to increase the Company’s cash balance to pay down the outstanding Convertible Notes during the third quarter of fiscal year 2025. This strategy resulted in increased proceeds from the maturities of marketable debt securities by $30.5 million, partially offset by higher purchases of short-term marketable securities of $4.4 million and higher purchases of property, plant, and equipment of $6.2 million.
Net cash used in financing activities. Net cash used in financing activities was $3.3 million and $0.2 million for the fiscal years 2024 and 2023, respectively. The increase in cash used in financing activities of $3.1 million was primarily due to increased cash payments of $2.3 million for debt issuance costs related to our strategy to strengthen the balance sheet in preparation for paying down the Convertible Notes mentioned above, and increased taxes paid for the net share settlement of equity awards of $0.8 million.

April 24, 2025

Critical Accounting Estimates
Goodwill and Intangible Assets, page 36
4.We note that you conducted a quantitative goodwill impairment test during the fourth quarter of fiscal 2024 due to indicators of possible impairment. Please disclose whether any of your reporting units are at risk of failing the goodwill impairment test. A reporting unit is at risk of failing the impairment test if it has a fair value that is not substantially in excess of carrying value. If no reporting units are at risk based on your most recent impairment test, disclose such information to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment. Alternatively, if a reporting unit is at risk of failing the impairment test and a material impairment charge could occur, please disclose the following:
•The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•The amount of goodwill allocated to the reporting unit;
•A description of the methods and key assumptions used and how the key assumptions were determined;
•A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
•A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Response:
The Company respectfully acknowledges the Staff’s comment. Based on the quantitative goodwill impairment test conducted by the Company during the fourth quarter of fiscal year 2024, the Company determined that none of the reporting units were at risk of failing the goodwill impairment test because the fair value of each reporting unit was substantially in excess of the carrying values as of the valuation date.
In future filings, when a quantitative goodwill impairment test is performed, the Company confirms it will disclose if each reporting unit’s fair value is substantially in excess of the carrying values or, if the reporting unit fair value is not substantially in excess of the carrying value, then the Company will disclose the additional information in the Staff’s comment above.

17. Segment Information, page F-38
5.Although we note you disclose revenues by segment and geography on page F-39, please tell us how you considered further disaggregation of your revenues pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, such as by modality,

April 24, 2025

vertical, sales channel, customer type, and timing of revenue recognition. We note that you provide pie charts reflecting segment revenue by modality and vertical in your earnings presentation for the first quarter of fiscal year 2025. See also the guidance in ASC 280-10-50-40.
Response:
The Company respectfully acknowledges the Staff’s comment. The Company has evaluated the guidance in ASC 606-10-50-5 and the related implementation guidance in ASC 606-10-55-89 through 91 with respect to additional disclosures of disaggregated revenues, specifically ASC 606-10-50-5, which requires an entity to disaggregate revenue from contracts with customers into categories that depict how the nature, amount, timing, and uncertainty of revenue and cash flows are affected by economic factors.
The Company considered the examples of categories of disaggregated revenues in ASC 606-10-55-91. The Company’s business is organized around two reportable segments: Medical and Industrial. These segments align with the Company’s products and services offerings, regulatory differences between the two segments, sales organization, and economic cycles. The Company provides disaggregated revenue by reportable segments in its financial statements.
The Company also presents disaggregated revenue in its financial statements based on geographic region due to the global nature of its business. The Company has manufacturing and marketing operations both inside and outside the United States. Revenues by geographic region are based on the known final destination of products sold to our customers. The Company’s three geographic regions are the Americas region, which includes North and South America, the EMEA region, which includes Europe, Russia, the Middle East, India and Africa, and the APAC region which includes Asia and Australia.
The Company believes that its reportable segments and geographical regions provide a meaningful indication of how its revenue from contracts with customers is affected by economic factors due to the global nature of its business operations, market position and customers. The Company discloses its disaggregated revenues by reportable segment and significant geographical region in Note 17 to the Company’s consolidated financial statements.
In accordance with ASC 606-10-55-90b, the Company also considered disclosures outside the financial statements, including the Company’s earnings releases and regular internal reporting provided to, and reviewed by the Company’s chief operating decision maker (“CODM”). The CODM regularly reviews disaggregated data and financial results by reportable segments to evaluate performance and make resource allocation determinations.
After evaluating the information above, the Company determined that the disaggregation of revenue by reportable segment, coupled with the disclosure in Note 17 to the Company’s consolidated financial statements, provides a user with an appropriate view of the Company’s revenue by product type given the distinct nature of offerings in each reportable segment, and geography given the relative proportion of consolidated results that each reportable segment represents and the geographies in which each reportable segment operates.

April 24, 2025

The Company acknowledges that its earnings presentation for the first fiscal quarter of 2025 included pie charts reflecting further details on the segment revenue for fiscal year 2024 by modality for the Medical segment and by vertical for the Industrial segment. In certain circumstances and from time to time, the Company may provide further information regarding Medical modality and Industrial vertical to provide investors with trends regarding segment performance and further context regarding certain aspects of the Company’s sales performance.
This additional information, however, does not change the Company’s determination as to how to disaggregate revenue. In particular, the Company believes disaggregating segment revenue further by Medical modality or Industrial vertical is not required in the notes to its consolidated financial statements. Within each of the Medical segment and Industrial segment, the nature, timing, amount and uncertainty of revenues and cash flows are not materially different across modalities within the Medical segment, and similarly across verticals within the Industrial segment. In addition, the Company’s contracts with customers are not materially different based on modality or vertical, nor are the products and services offerings, regulatory differences, sales organization, or economic cycles. There is not a significant level of disparity in the nature, amount, timing and uncertainty of revenues and cash flows within each segment’s modalities or verticals that results in a materially different risk profile requiring additional revenue disclosures. This is in contrast to the differences between each of the Company’s two reportable segments and as a result the Company believes that its presentation of revenues is in line with the ASC guidance.
6.We note your page 31 disclosure regarding the impact of your China business on the decrease in Medical segment revenues. We further note you discuss your sales in China during the earnings call for the first quarter of fiscal year 2025. Pursuant to ASC 280-10-50-41, please revise future filings to disclose revenues from external customers attributed to each individual foreign country, if material.
Response:
The Company respectfully acknowledges the Staff’s comment and confirms that in future filings it will disclose revenues from any external customer attributed to each individual foreign country that exceeds 10% of total revenues.
7.We note your disclosure on page 13 that one customer accounted for 18% of your fiscal year 2024 revenue. Please revise future filings to disclose the identity of the segment(s) reporting the revenues from such customer pursuant to ASC 280-10-50- 42.
Response:
The Company respectfully acknowledges the Staff’s comment and confirms that in future filings when disclosing that one customer accounts for 10% or more of the Company’s fiscal year revenue, it will disclose the identity of the segment(s) reporting the revenues from such customer.

April 24, 2025

If you have any further questions or require further information, please contact me at (801) 978-5711 or email me at sam.maheshwari@vareximaging.com.
Sincerely,

/s/ Shubham Maheshwari
Shubham Maheshwari
Chief Financial Officer

cc: Kimberley E. Honeysett, Senior Vice President, Chief Legal Officer, and Secretary